Exhibit 4.14

                             1998 Stock Option Plan

         The Board of Directors has deemed that it is in the best interests of the Company to establish the 1998 Plan so as to provide employees of the Company and its subsidiaries, as well as Directors, independent contractors and consultants of the Company and/or its subsidiaries an opportunity to acquire a proprietary interest in the Company by means of grants of options to purchase Common Stock in order to provide a closer identification of their interests with those of the Company and its shareholders. The Company currently employs 73 persons and has 3 outside directors.

         It is the opinion of the Board of Directors that by providing the employees, Directors, independent contractors and consultants of the Company and its subsidiaries the opportunity to acquire an equity investment in the Company, the 1998 Plan will maintain and strengthen their desire to remain with the Company, stimulate their efforts on the Company's behalf, and also attract other qualified personnel to become employed by or otherwise become associated with the Company. The 1998 Plan was adopted by the Company's Board of Directors on April 2, 1998. As of April 12, 1998, no options have been granted pursuant to the 1998 Plan. The closing market price of the Common Stock, as reported by Nasdaq on April 2, 1998 was $3.81 per share. The Board of Directors has directed that the shares underlying the 1998 Plan be registered pursuant to the Securities Act of 1933, and the Company intends to take steps to file a Registration Statement on Form S-8 to register such shares promptly after approval of this Proposal 3.

      The following discussion summarizes certain provisions of the 1998 Plan, which is qualified in its entirety by reference to the text of the Plan, copies of which are available for examination at the Securities and Exchange Commission and at the principal office of the Company, 444 Madison Avenue, New York, NY 10022.

      The 1998 Plan allows the Company to grant incentive stock options ("ISOs"), as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"), Non-Qualified Stock Options ("NQSOs") not intended to qualify under Section 422(b) of the Code, and ISOs or NQSOs in tandem with Stock Appreciation Rights ("SARs"). ISOs, NQSOs and SARs are referred to collectively herein as "Options."

      Options granted under the 1998 Plan prior to the approval of the 1998 Plan by the Company's shareholders are conditioned upon approval of the 1998 Plan by such shareholders on or before June 29, 1998. If such approval is not obtained by such date, such Options shall become null and void, and the 1998 Plan shall terminate.

ELIGIBILITY FOR PARTICIPATION

      The 1998 Plan provides that ISOs or ISOs in tandem with SARs may be granted to employees of the Company and its subsidiaries, including officers and Directors who are also employees and that NQSOs or NQSOs in tandem with SARs may be granted to employees of the Company and its subsidiaries, Directors, independent contractors, consultants and other individuals who are not employees of, but are involved in the continuing development and success of, the Company and its subsidiaries ("Participants").

ADMINISTRATION

      The 1998 Plan is administered by the Board of Directors and/or a stock option committee of the Board of Directors (the "Committee"). The Board of Directors and/or the Committee will, among other things, select the optionees, determine the number of shares to be subject to each Option and determine the vesting period, option period and option price. In making such determinations, there will be taken into account the nature of the services rendered by Participants, their present and potential contributions to the success of the Company, and such other relevant factors as the Board and/or the Committee in its discretion shall deem relevant.

TERMS OF OPTIONS

      The terms of Options granted under the 1998 Plan are to be determined by the Board of Directors and/or the Committee. Each Option is to be evidenced by a stock option agreement between the Company and the Participant to whom such Option is granted and is subject to the following additional terms and conditions:

              (a) Exercise of the Option: The Board of Directors and/or the Committee will determine the time periods during which Options granted under the 1998 Plan may be exercised. An Option must be granted within 10 years from the date the 1998 Plan was adopted. The 1998 Plan is deemed adopted on April 2, 1998. Options may be exercisable in whole or in part at any time during the period but may not have an expiration date later than 10 years from the date of grant. ISOs or ISOs in tandem with SARs granted to holders of more than 10% of the Common Stock, however, may not have a term of more than 5 years. An Option is exercised by giving written notice of exercise to the Company specifying the number of full shares of Common Stock to be purchased and tendering payment of the purchase price to the Company in cash or certified check, or if permitted by the instrument of grant with respect to ISOs or ISOs granted in tandem with SARs and at any time as permitted by the Board of Directors or the Committee with respect to other Options, by delivering a promissory note or exchanging shares of Common Stock owned by the Participant, or by a combination of cash, promissory notes and/or shares of Common Stock, or, in the sole discretion of the Board or the Committee, by another medium of payment. The ability to pay the option exercise price in shares of Common Stock may enable a Participant to engage in a series of successive stock-for-stock exercises of an Option and thereby fully exercise an Option with little or no cash investment. Officers and Directors who receive grants of SARs may exercise them at any time after 6 months from the date of grant, but generally may only exercise them within the period of 10 business days following publication of the Company's quarterly financial information.

              (b) Option Price: In no event may the option price of the shares subject to an ISO or a SAR issued in tandem with an ISO be less than the fair market value of the Common Stock on the date of grant. The Board of Directors and/or the Committee may set the price of an NQSO or an NQSO granted in tandem with a SAR without any limitation. Fair market value in the case of ISOs shall be the closing price of the Common Stock on its principal market on the date of grant, if the Common Stock is traded on an exchange, or the average of the closing bid and asked prices, if it is traded over-the-counter. ISOs or ISOs in tandem with SARs granted to holders of more than 10% of the Common Stock are subject to the additional restriction that the option price must be at least 110% of the fair market value of the Common Stock on the date of grant.

              (c) Vesting: The Board of Directors and/or the Committee, will determine the time or times the Options become exercisable. However, the 1998 Plan provides that, with respect to holders of more than 10% of the Common Stock, such Options must become first fully exercisable not later than 5 years from the date of grant, and no less than 20% of the Option must become exercisable in each of the first 5 years of the Option until fully exercisable.

              (d) Termination of Employment; Disability; Death: If the employment of a Participant under the 1998 Plan is terminated for any reason (other than because of death, disability, voluntary termination or for cause), his ISOs and SARs issued in tandem with ISOs shall expire and no longer be exercisable 3 months after such termination, but in no event later than the expiration date of the Options, and his other Options shall terminate as determined under the option agreement, but not later than the expiration date. In the event a Participant's employment is terminated voluntarily or for cause, his Options shall immediately expire.

              In the event a Participant dies while in the employ of the Company or its subsidiaries or within 3 months thereafter, his Options may be exercised by a legatee or legatees of such Options under such Participant's last will or by his personal representatives or distributees within a period determined by the Board or the Committee of at least 6 months after his death, but in no event later than the expiration date of the Options.

              A Participant's employment with the Company or a subsidiary will not be considered to be terminated for purposes of the 1998 Plan while the Participant is not active due to a disability; provided, that an ISO may only be exercised within 6 months after the Participant's employment would be considered terminated because of such disability under applicable Sections of the Code, except as determined by the Board of Directors or the Committee, but in no event later than the expiration date of the Option.

              Under the 1998 Plan, Participants on military or sick leave, or on any other bona fide leave of absence, are to be considered as remaining in the employ of the Company or its subsidiaries for 90 days or such longer period as is guaranteed either by contract or statute.

              (e) Nontransferability of Options; No Liens: An Option is nontransferable and non-assignable by the Participant, other than by will or the laws of descent and distribution and is exercisable during the Participant's lifetime only by the Participant.

              (f) Maximum Number of ISOs or SARs in Tandem with ISOs which may Be Issued: No employee may receive a grant of ISOs or SARs in tandem with ISOs if the aggregate fair market value of all ISOs and SARs in tandem with ISOs granted to him under the 1998 Plan and any other qualified incentive stock option plan of the Company exceeds $100,000, as determined at the date of grant. Any options granted in excess of the $100,000 limit are deemed to be NQSOs under the 1998 Plan.

         The option agreement may contain such other terms, provisions and conditions not inconsistent with the 1998 Plan as may be determined by the Board of Directors and/or the Committee.

TERMINATION; AMENDMENT OR DISCONTINUANCE

     The 1998 Plan (but not Options previously granted under the 1998 Plan) shall terminate 10 years from the date of its adoption by the Board of Directors. No Option will be granted from the 1998 Plan after termination of the such plan.

     The Board of Directors of the Company may terminate the 1998 Plan at any time prior to its expiration date, or from time to time make such modifications or amendments of the 1998 Plan as it deems advisable. However, the Board may not, without the approval of holders of a majority of the outstanding shares of the Company, except under conditions described under "Adjustments Upon Changes in Common Stock," increase the maximum number of shares as to which Options may be granted under the 1998 Plan, or materially change the standards of eligibility under the 1998 Plan.

     No termination, modification or amendment of the 1998 Plan may adversely affect the terms of any outstanding Options without the consent of the holders of such Options.

ADJUSTMENTS UPON CHANGES IN COMMON STOCK

     In the event that the number of outstanding shares of Common Stock of the Company is changed by reason of recapitalization, reclassification, stock split, stock dividend, combination, exchange of shares or the like, or as a result of a merger, consolidation or reorganization involving the Company or its subsidiaries, the Board of Directors will make an appropriate adjustment in the aggregate number of shares of Common Stock available under the 1998 Plan, in the number of shares of Common Stock issuable upon the exercise of then outstanding Options and in the exercise prices of such Options. Any adjustment in the number of shares will apply proportionately only to the unexercised portion of Options.

FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is only a summary of the principal Federal income tax consequences of the Options and is based on existing Federal law, which is subject to change, in some cases retroactively. This discussion is also qualified by the particular circumstances of individual Participants, which may substantially alter or modify the Federal income tax consequences herein discussed.

     Generally, under present law, when an Option qualifies as an ISO under
Section 422 of the Code, (i) an employee will not realize taxable income either upon the grant or the exercise of the Option, (ii) the amount by which the fair market value of the shares acquired by the exercise of the Option at the time of exercise exceeds the option price is included in alternative minimum taxable income for purposes of determining the employee's alternative minimum tax, (iii) any gain or loss (the difference between the net proceeds received upon the disposition of the shares and the option price paid therefor), upon a qualifying disposition of the shares acquired by the exercise of the Option will be treated as capital gain or loss if the stock qualifies as a capital asset in the hands of the employee, and (iv) no deduction will be allowed to the Company for Federal income tax purposes in connection with the grant or exercise of an ISO or a qualifying disposition of the shares. A disposition by an employee of shares acquired upon exercise of an ISO will constitute a qualifying disposition if it occurs more than 2 years after the grant of the Option and one year after the issuance of the shares to the employee. If such shares are disposed of by the employee before the expiration of those time limits, the transfer would be a "disqualifying disposition" and the employee, in general, will recognize ordinary income (and the Company will receive an equivalent deduction) equal to the lesser of (i) the aggregate fair market value of the shares as of the date of exercise less the option price, or (ii) the amount realized on the disqualifying disposition less the option price. Ordinary income from a disqualifying disposition will constitute compensation for which withholding may be required under Federal and state law. The maximum rate of tax on ordinary income is greater than the rate of tax on long-term capital gains.

     In the case of an NQSO granted under the 1998 Plan, no income generally is recognized by the Participant at the time of the grant of the Option assuming such NQSO does not have a readily ascertainable fair market value. The Participant generally will recognize ordinary income when the NQSO is exercised equal to the aggregate fair market value of the shares acquired less the option price. Withholding may be required, and the Company will receive an equivalent deduction, subject to excessive employee remuneration provisions of Section 162
(m) of the Code. Section 162 (m) generally disallows a deduction for employee remuneration paid by a company in any taxable year to an executive officer in excess of $1,000,000 (unless such compensation is considered performance based compensation). For purposes of determining remuneration paid, the excess of the fair market value of the Common Stock upon exercise of an NQSO over the exercise price is considered remuneration paid in the year of exercise unless the income is considered performance-based compensation. One of the requirements to qualify as performance-based compensation is that the 1998 Plan set forth the maximum number of Options to which a Participant may be entitled. The 1998 Plan does not contain such a provision. Therefore, the NQSOs granted under the 1998 Plan will not be considered performance-based compensation for purposes of Section 162(m).

     Shares acquired upon exercise of an NQSO will have a tax basis equal to their fair market value on the exercise date or other relevant date on which ordinary income is recognized and the holding period for the shares generally will begin on the date of the exercise or such other relevant date. Upon subsequent disposition of the shares, the participant will recognize capital gain or loss if the stock is a capital asset in his hands. Provided the shares are held by the Participant for more than one year prior to disposition, such gain or loss will be long-term capital gain or loss. As set forth above, the maximum rate of tax on ordinary income is currently greater than the maximum rate of tax on long-term capital gains. To the extent a

Participant recognizes a capital loss, such loss generally may offset capital gains and $3,000 of ordinary income. Any excess capital loss is carried forward indefinitely.

     The grant of an SAR is generally not a taxable event for the optionee. Upon the exercise of an SAR the optionee will recognize ordinary income in an amount equal to the amount of cash and the fair market value of any Common Stock received upon such exercise, and the Company will be entitled to a deduction equal to the same amount.

     Notwithstanding the above, if the sale of any shares received upon the exercise of an NQSO or a SAR in tandem with an NQSO would be subject to Section 16(b) of the Securities Exchange Act of 1934, recognition of ordinary income attributable to such shares received will be deferred until the date such sale would not give rise to a Section 16(b) action. However, such shares will be valued at the fair market value at such later time, unless the optionee has made an election under Section 83(b) of the Code within 30 days after the date of exercise to recognize ordinary income as of the date of exercise based on the fair market value at the date of exercise.

     The foregoing discussion is only a brief summary of the applicable Federal income tax laws as in effect on this date and should not be relied upon as being a complete statement. The Federal tax laws are complex, and they are subject to legislative changes and new or revised judicial or administrative interpretations at any time. In addition to the Federal income tax consequences described herein, a Participant may also be subject to state and/or local income tax consequences in the jurisdiction in which the grantee works and/or resides.